UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2023

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On May 25, 2023, BioNTech SE (the “Company”) held the Annual General Meeting (“AGM”) 2023. The press release and the AGM presentation are attached hereto as Exhibits 99.1 and 99.2, respectively. The voting results are attached hereto as Exhibit 99.3.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Sierk Poetting
Title: Chief Operating Officer
Date: May 25, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release: Changes in the Supervisory Board of BioNTech SE and Voting Results from the Annual General Meeting 2023
99.2	Annual General Meeting 2023 Presentation
99.3	Annual General Meeting 2023 Voting Results